Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Supplemental Data and Information Letter was posted by Comcast on its website:

Comcast Corporation 300 New Jersey Avenue, NW Suite 700 Washington, DC 20001

August 13, 2014

VIA ELECTRONIC FILING

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C.  20554

Re:
In the Matter of Protecting and Promoting the Open  Internet, GN Docket 14-28; In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations,
MB Docket No. 14-57

Dear Ms. Dortch:

           On August 11, 2014, David L. Cohen, Executive Vice President of Comcast Corporation (“Comcast”), and the undersigned met with Commissioner O’Rielly, Amy Bender, and Erin McGrath to discuss the Commission’s Open Internet proceeding and Comcast’s transaction with Time Warner Cable Inc. (“TWC”) and the Divestiture Transactions with Charter Communications, Inc. and SpinCo (collectively, the “Transactions”).1

With respect to the proposed open Internet rules, we noted that Comcast has been a longstanding and consistent supporter of the Commission’s open Internet policy and the 2010 Open Internet Order,2 and Comcast supports the Commission’s process to adopt new rules.3  Consistent with Comcast’s comments,4 while we encouraged the Commission to reaffirm the importance of its transparency framework, we stressed the importance of ensuring that any new disclosure obligations actually advance the Commission’s consumer-oriented objectives in this proceeding.  We underscored the benefits of the Commission’s longstanding light-touch regulation of broadband as an information service, and explained that reclassifying broadband Internet access service, or any component thereof, is unnecessary to achieve the Commission’s goal of preserving a free and open Internet.

1                    See Commission Seeks Comment on Applications of Comcast Corporation, Time Warner Cable Inc., Charter Communications, Inc., and SpinCo To Assign And Transfer Control of FCC Licenses and Other Authorizations, Public Notice, MB Docket No. 14-57, DA 14-986 (July 10,  2014).

2                    Preserving the Open Internet; Broadband Industry Practices, Report and Order, 25 FCC Rcd. 17905 (2010) (subsequent history omitted).

3                    Protecting and Promoting the Open Internet, GN Docket No. 14-28, Notice of Proposed Rulemaking, FCC 14-61 (May 15, 2014).

4                    Comments of Comcast Corp., GN Docket Nos. 14-28, 10-127 (July 15, 2014).

Marlene H. Dortch
August 13, 2014

With respect to the Transactions, we reiterated their many compelling pro-consumer and pro-competitive benefits as explained in the parties’ public interest showings,5 including the extension of Comcast’s landmark Internet Essentials broadband adoption program – which has connected over 1.4 million low-income Americans to the power of the Internet in the last three years – to the acquired systems.  We also provided an update on Internet Essentials and the successful launch of the fourth year of the program.6

In addition, we emphasized that, while some commenting parties will likely raise concerns regarding industry consolidation generally, the Commission’s review of license-transfer proceedings should focus on transaction-specific issues and on protecting competition, not competitors.  We explained why certain categories of criticism that have been lodged thus far against the Transactions – specifically those related to (i) broadband, (ii) video programming, (iii) advertising, and (iv) diversity – lack merit, and raised points substantially similar to those made with members of the Transaction Team during a separate meeting on that same day and fully reported in a separate notice of ex parte filed today.7

Please direct any questions to the undersigned.

Respectfully submitted,

/s/ Kathryn A. Zachem
Senior Vice President,
Regulatory and State Legislative Affairs
Comcast Corporation

cc:	Amy Bender
Erin McGrath

5                    Application and Public Interest Statement of Comcast Corp. and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Public Interest Statement”); Public Interest Statement of Comcast Corporation and Charter Communications Inc., Charter-to-Comcast Exchange Transaction, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (June 4, 2014); Public Interest Statement of SpinCo, Charter Communications, Inc., and Comcast Corporation, Spin Transaction, MB Docket No. 14-57 (June 4, 2014).

6                    See Press Release, Comcast Corp., Comcast Offers Complimentary Internet Service and an Amnesty Program for Low-Income Families (Aug. 4, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-offers-up-to-six-months-of-complimentary-internet-service-and-an-amnesty-program-for-low-income-families.

7                    See Letter from Kathryn A. Zachem, Comcast, to Marlene H. Dortch, FCC, MB Docket No. 14-57 (Aug. 13, 2014).

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on August 14, 2014, Comcast filed with the Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and

News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.